Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

The Board wishes to announce that, in the ordinary and usual course of business, the Company, Pension Company, CLIC and P&C Company propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP, respectively, whereby the Company, Pension Company, CLIC and P&C Company will enter into certain daily transactions with AMP, which mainly include the subscription and redemption of fund products and the sales agency services.

CLIC, the controlling shareholder of the Company, is a connected person of the Company. P&C Company is a non-wholly owned subsidiary of CLIC and is therefore also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is owned as to 40% by CLIC and is therefore a connected subsidiary of the Company under Rule 14A.11(5) of the Listing Rules. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company under Rule 14A.11(6) of the Listing Rules. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company proposed to seek approval from the Independent Shareholders at the AGM in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). A circular containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 14 May 2014.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the AGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

After having obtained approval from the Independent Shareholders at the AGM, the parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement.

BACKGROUND

The Board wishes to announce that, in the ordinary and usual course of business, the Company, Pension Company, CLIC and P&C Company propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement with AMP, respectively, whereby the Company, Pension Company, CLIC and P&C Company will enter into certain daily transactions with AMP, which mainly include the subscription and redemption of fund products and the sales agency services.

After having obtained approval from the Independent Shareholders at the AGM, the parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement.

COMPANY FRAMEWORK AGREEMENT

Parties

The Company

AMP

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	sales agency services: after the Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)	asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will raise capital from the Company, or as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(d)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from the Company and other daily transactions between the parties permitted by laws and regulations, such as provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	sales agency services: AMP shall pay to the Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)	asset management for specific clients: the parties shall determine the price with reference to market standards, industry practices and rates charged by independent third parties in similar asset management transactions, and based on the management fee standards prescribed in the relevant asset management contract. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP on a quarterly basis.

(d)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The Company Framework Agreement shall commence on the signing of the Company Framework Agreement and end on 31 December 2016. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2016 will be as follows:

RMB in million

	For the	For the	For the
	year ending	year ending	year ending
	31 December 2014	31 December 2015	31 December 2016
Subscription price and corresponding subscription fee for the subscription of fund products	30,000	66,000	72,600
Redemption price and corresponding redemption fee for the redemption of fund products	30,000	66,000	72,600
Sales commission fee and client maintenance fee payable by AMP	100	300	400
Management fee payable by the Company for the asset management for specific clients	10	20	20
Fees for other daily transactions	50	100	100

In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by the Company in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of the Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

Pension Company

AMP

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	sales agency services: after Pension Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust Pension Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to Pension Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from Pension Company and other daily transactions between the parties permitted by laws and regulations, such as provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of Pension Company’s subscription of the fund units, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of Pension Company’s redemption of the fund units, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	sales agency services: AMP shall pay to Pension Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to Pension Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The Pension Company Framework Agreement shall commence on the signing of the Pension Company Framework Agreement and end on 31 December 2016. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2016 will be as follows:

RMB in million

	For the	For the	For the
	year ending	year ending	year ending
	31 December 2014	31 December 2015	31 December 2016
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	5,000	10,000	10,000
Sales commission fee and client maintenance fee payable by AMP	50	100	100
Fees for other daily transactions	50	100	100

In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by Pension Company in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of Pension Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

CLIC FRAMEWORK AGREEMENT

Parties

CLIC

AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

Pricing and Payment

The price of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

Term

The CLIC Framework Agreement shall commence on the signing of the CLIC Framework Agreement and end on 31 December 2016. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2016 will be as follows:

RMB in million

	For the	For the	For the
	year ending	year ending	year ending
	31 December 2014	31 December 2015	31 December 2016
Subscription price and corresponding subscription fee for the subscription of fund products	5,000	10,000	10,000
Redemption price and corresponding redemption fee for the redemption of fund products	5,000	10,000	10,000

In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by CLIC in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of CLIC for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

P&C COMPANY FRAMEWORK AGREEMENT

Parties

P&C Company

AMP

Scope of Transactions

Under the P&C Company Framework Agreement, P&C Company and AMP will enter into certain daily transactions, including:

(a)	subscription and redemption of fund products: P&C Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. P&C Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)	sales agency services: after P&C Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust P&C Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to P&C Company the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by AMP from P&C Company and other daily transactions between the parties permitted by laws and regulations, such as provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the P&C Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and P&C Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of P&C Company’s subscription of the fund units, P&C Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of P&C Company’s redemption of the fund units, AMP shall pay to P&C Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)	sales agency services: AMP shall pay to P&C Company the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay to P&C Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

The P&C Company Framework Agreement shall commence on the signing of the P&C Company Framework Agreement and end on 31 December 2016. During the term of the P&C Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the P&C Company Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the P&C Company Framework Agreement for the three years ending 31 December 2016 will be as follows:

RMB in million

	For the	For the	For the
	year ending	year ending	year ending
	31 December 2014	31 December 2015	31 December 2016
Subscription price for the fund products	5,000	10,000	10,000
Redemption price for the fund products	5,000	10,000	10,000
Subscription fee for the fund products	50	100	100
Redemption fee for the fund products	50	100	100
Sales commission fee and client maintenance fee payable by AMP	50	100	100
Fees for other daily transactions	50	100	100

In determining the above annual caps, the Company has taken into account factors such as the estimated amount of the AMP fund products to be held by P&C Company in the next three years, the frequency of subscription or redemption of the fund products, the estimated sales volume of the fund products, the estimated fees of the transactions, the number of fund products expected to be issued by AMP, the estimated demand of P&C Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

REASONS FOR AND BENEFITS OF THE LISTCO GROUP TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company and Pension Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus creating investment returns for the shareholders of the Company.

The investment by CLIC and P&C Company in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP, which will in turn increase the fund management fee income of AMP. In addition, AMP can rely on the extensive distribution network of P&C Company to promote its fund products through the sales agency services of P&C Company.

The Directors are of the view that the Listco Group Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Listco Group Transactions and the CLIC Group Transactions are fair and reasonable.

As each of Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong may be regarded as having an interest in the Listco Group Transactions and the CLIC Group Transactions, they have abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, is a connected person of the Company. P&C Company is a non-wholly owned subsidiary of CLIC and is therefore also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is owned as to 40% by CLIC and is therefore a connected subsidiary of the Company under Rule 14A.11(5) of the Listing Rules. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company under Rule 14A.11(6) of the Listing Rules. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company proposed to seek approval from the Independent Shareholders at the AGM in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). A circular containing, among other things, the details of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the P&C Company Framework Agreement, a letter of recommendation from the Independent Board Committee to the Independent Shareholders, and a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the shareholders on or about 14 May 2014.

In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC and its associates will abstain from voting at the AGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, other fund applications permitted under the PRC laws and regulations and other businesses approved by CIRC.

AMP, a fund management company approved by CSRC, was established on 29 October 2013 with a registered capital of RMB588 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AGM”	the annual general meeting of the Company to be held on Thursday, 29 May 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”	(China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a joint stock limited liability company incorporated under the laws of Australia

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products to be entered into between AMP and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement and the P&C Company Framework Agreement

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions be entered into between AMP and the Company

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to consider the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto), comprising all Independent Non-executive Directors, namely, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang

“Independent Shareholders”	shareholders of the Company other than CLIC and its associates

“Listco Group Transactions”	the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“P&C Company Framework Agreement”	the Cooperation Agreement to be entered into between AMP and P&C Company

“Pension Company”	(China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 87.4% by the Company, 6% by CLIC and 4.8% by AMC

“Pension Company Framework Agreement”	the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions to be entered into between AMP and Pension Company

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 April 2014

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.